TransAlta Recontracts Ottawa Gas Plant Under Long Term Agreement:

Ontario Consumers and Local Hospitals to Benefit

CALGARY, Alberta (August 30, 2013) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today that it has signed a new agreement for a 20-year power supply term with the Ontario Power Authority, for its Ottawa gas facility.

The previous agreement was set to expire at the end of 2013.

Under the new deal the plant will become dispatchable. This will assist in reducing the incidents of surplus baseload generation in the market, while maintaining the ability of the system to reliably produce energy when it is needed.

This new contract will benefit ratepayers of Ontario by securing attractively priced capacity from this existing facility, reducing the need for new capacity to be built in the future and allowing hospitals in the area to continue to be served with the steam they need for heat and other energy processes, in an environmentally friendly manner.

The 20-year power agreement and supply arrangement is effective January of 2014.

Related content:

TransAlta's Ottawa Facility FACT Page

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, commodity prices and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540